

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Via E-mail
Effi Baruch
Chief Executive Officer
deltathree, Inc.
1 Bridge Plaza
Fort Lee, NJ 07024

> **Re: deltathree, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed November 17, 2014**
> **File No. 000-28063**

Dear Mr. Baruch:

We have reviewed your filings and have the following comments. Please comply with the comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Overview, page 26

1.   We note your disclosure that pursuant to your amendment to your sale agency agreement with ACN you are required to pay down unpaid commissions on a monthly basis. You state that "in the event of certain insolvency-related events" all unpaid amounts due to ACN will become immediately due and payable. In your future filings, please describe the events that will trigger these payments.

Cost and Operating Expenses, page 29

2. We note that your revenues increased from $13.6 million in 2012 to $16.0 million in 2013. We also note that your Costs and Operating Expenses also increased significantly from $8.8 million to $12.9 million year-over-year. In your future filings, please revise your disclosure to describe the different cost and expenses associated with the products and services in your various segments, including the costs for commissions related to your reseller and service provider segments. Moreover, please quantify the costs associated with each of the items that contribute to your cost of revenues, including network, access, termination and transmission costs.

Liquidity and Capital Resources, page 33

3. In your future filings, please disclose your monthly cash burn, including how long your current cash on hand will support your operations.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Legal Proceedings, page 11

4. You disclose that the final outcome of the company's negotiations with the Department of Finance could not be determined; however you appear to have accrued $300,000 in connection with this loss contingency. Please clarify for us, as well as in future filings, whether there is a reasonably possible loss in excess of the amount accrued. Refer to ASC 450-20-50-3(b) and 50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Senior Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director